

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2016

Mail Stop 4631

<u>Via E-mail</u>
Luther C. Kissam IV
Chief Executive Officer
Albemarle Corporation
451 Florida Street
Baton Rouge, Louisiana 70801

> **Re: Albemarle Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-12658**

Dear Mr. Kissam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Business, page 3</u>

1.   We note that your Performance Chemicals segment accounted for approximately 44% of your net sales in 2015. Within the segment, you have distinguished three product categories and several product lines within the categories. Please tell us how you evaluated whether the products in a product category are a class of similar products for purposes of Item 101(c)(i) of Regulation S-K. If any class of similar products within the Performance Chemicals segment or other segments accounted for 10 percent or more of your consolidated revenue in any of the last three fiscal years, please state the amount or percentage of total revenue contributed by that class of similar products.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Summary of Critical Accounting Policies and Estimates, page 44

Pension Plans and Other Postretirement Benefits, page 46

2.   We note your disclosure stating that, during 2015, you made changes to assumptions related to discount rates and expected rates of return on plan assets. Please expand your disclosure to explain the reasons why your weighted-average expected rate of return on foreign pension plan assets increased to 5.63% in 2015 from 4.00% in 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Melissa N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. You may contact Kathryn McHale, Staff Attorney, at (202) 551-3464, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction